UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Entercom Communications Corp.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

     293639100
(CUSIP Number)

July 1, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

CUSIP No. 293639100 Page 2 of 5

1.	NAME OF REPORTING PERSON.
I. R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
S. Gordon Elkins

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of Shares	5.	Sole Voting Power	22,223
Beneficially Owned By
Each Reporting Person	6.	Shared Voting Power	0
With
	7.	Sole Dispositive Power	22,223

	8.	Shared Dispositive Power	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,223. Includes 19,445 shares of Class A common stock which may be acquired through the exercise of stock options.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Less than 0.01%

12.	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 293639100 Page 3 of 5

Explanatory Note: As of July 1, 2003, the reporting person resigned as co-trustee of four trusts and sole trustee of one trust. Prior to resigning as trustee/co-trustee of these five trusts, the reporting person filed an Amendment No. 3 to Schedule 13G on February 11, 2003 reflecting beneficial ownership of
2,226,204 shares of Class A common stock, which included: (i) 1,973,598 shares of Class A common stock held as co-trustee of four trusts; (ii) 227,994 shares of Class A common stock held as sole trustee of one trust; and (iii) 19,445 shares of Class A common stock which may be acquired by the reporting person through the exercise of stock options. The reporting person is deceased.

Item 1.      Issuer Information

                 (a)      Name of Issuer:

                           Entercom Communications Corp.

                 (b)     Address of Issuer's Principal Executive Offices:

                           Entercom Communications Corp.
                           401 City Avenue, Suite 809
                           Bala Cynwyd, Pennsylvania 19004

Item 2.      Reporting Persons Information

                 (a)      Name of Person Filing: S. Gordon Elkins

                 (b)      Address of Principal Business Office or, if none, Residence

                           Entercom Communications Corp.
                           401 City Avenue, Suite 409
                           Bala Cynwyd, Pennsylvania 19004

                (c)       Citizenship

                            United States of America

               (d)        Title of Class of Securities

                            Class A Common Stock, par value $0.01 per share

              (e)         CUSIP Number

                            293639100

CUSIP No. 293639100 Page 4 of 5

Item 3.          If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           Not applicable.

Item 4.          Ownership

                    (a)     Amount Beneficially Owned: 22,223

                              Includes 19,445 shares of Class A common stock which may be acquired through the exercise of stock options.

                   (b)      Percent of Class: Less than 0.01%

                   (c)       Number of shares as to which such person has:

                              (i)        sole power to vote or to direct the vote:                                            22,223
                              (ii)       shared power to vote or to direct the vote:                                                 0
                              (iii)      sole power to dispose or to direct the disposition of:                        22,223
                              (iv)      shared power to dispose or to direct the disposition of:                             0

Item 5.        Ownership of Five Percent or Less of a Class

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following. |X|

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                            Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being
                    Reported on By the Parent Holding Company

                            Not applicable.

Item 8.          Identification and Classification of Members of the Group

                            Not applicable.

Item 9.           Notice of Dissolution of Group

                            Not applicable.

Item 10.         Certification

                            Not applicable.

CUSIP No. 293639100 Page 5 of 5

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                        February 6, 2009
                                                                                             Date

                                                                                        /s/ Ethel B. Elkins
                                                                                             Signature

                                                                                   Ethel B. Elkins
                                                                                   Executrix of the Estate of S. Gordon Elkins, Dec'd
                                                                                                 Name/Title